UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           CONSTELLATION BRANDS, INC.
                           --------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                               Class A 21036P 10 8
                               Class B 21036P 20 7
                               -------------------
                                 (CUSIP Numbers)

                               Roger W. Byrd, Esq.
                                Nixon Peabody LLP
                               1300 Clinton Square
                            Rochester, New York 14604
                                  716-263-1687

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
        -----------------------------------------------------------------

                                 October 1, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      - 2 -
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             Richard Sands
  ---------- -------------------------------------------------------------------

       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |X|
                                                           (B)      |_|
    ---------- -----------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------

       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------

       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             United States
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    398,302
                               Class B Shares    1,477,058
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    147,356
                               Class B Shares    2,715,036
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    398,302
                               Class B Shares    1,477,058
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    147,356
                               Class B Shares    2,715,036
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       545,658 (4,737,752 if Class B Shares were
                                     converted)
                Class B Shares       4,192,094
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       1.5% (11.3% if Class B Shares were
                                     converted)
                Class B Shares       69.0%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                IN
  ------------ -----------------------------------------------------------------

                                      -3-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             Robert Sands
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |X|
                                                           (B)      |_|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             United States
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    428,299
                               Class B Shares    1,475,648
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    147,356
                               Class B Shares    2,715,036
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    428,299
                               Class B Shares    1,475,648
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    147,356
                               Class B Shares    2,715,036
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       575,655 (4,766,339 if Class B Shares were
                                     converted)
                Class B Shares       4,190,684
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       1.5% (11.4% if Class B Shares were
                                     converted)
                Class B Shares       69.0%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                IN
  ------------ -----------------------------------------------------------------

                                      -4-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             Marilyn Sands
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |_|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             United States
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    1,078,106
                               Class B Shares    9,000
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    29,454
                               Class B Shares    203,700
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    1,078,106
                               Class B Shares    9,000
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    29,454
                               Class B Shares    203,700
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       1,107,560 (1,320,260 if Class B Shares were
                                     converted)
                Class B Shares       212,700
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       3.0% (3.5% if Class B Shares were
                                     converted)
                Class B Shares       3.5%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                IN
  ------------ -----------------------------------------------------------------

                                      -5-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             CWC Partnership-I
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |X|
                                                           (B)      |_|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             New York
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    118,094
                               Class B Shares    1,524,770
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    118,094
                               Class B Shares    1,524,770
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       118,094 (1,642,864 if Class B Shares were
                                     converted)
                Class B Shares       1,524,770
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.3% (4.2% if Class B Shares were
                                     converted)
                Class B Shares       25.1%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                PN
  ------------ -----------------------------------------------------------------

                                      -6-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             Trust for the benefit of Andrew Stern, M.D. under
             Article "FIFTH (D)" of the Will of Laurie Sands
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |_|
                                                           (B)      |_|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             New York
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    118,094
                               Class B Shares    1,665,678
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    118,094
                               Class B Shares    1,665,678
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       118,094 (1,783,772 if Class B Shares were
                                     converted)
                Class B Shares       1,665,678
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.3% (4.6% if Class B Shares were
                                     converted)
                Class B Shares       27.4%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                OO
  ------------ -----------------------------------------------------------------

                                      -7-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             Trust for the benefit of the Grandchildren
             of Marvin and Marilyn Sands
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |X|
                                                           (B)      |_|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             New York
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    0
                               Class B Shares    1,012,500
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    0
                               Class B Shares    1,012,500
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       0 (1,012,500 if Class B Shares were
                                     converted)
                Class B Shares       1,012,500
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.0% (2.6% if Class B Shares were
                                     converted)
                Class B Shares       16.7%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                OO
  ------------ -----------------------------------------------------------------

                                      -8-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             CWC Partnership-II
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |X|
                                                           (B)      |_|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             New York
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    0
                               Class B Shares    140,908
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    0
                               Class B Shares    140,908
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       0 (140,908 if Class B Shares were
                                     converted)
                Class B Shares       140,908
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       0.0% (0.4% if Class B Shares were
                                     converted)
                Class B Shares       2.3%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                PN
  ------------ -----------------------------------------------------------------

                                      -9-
  --------------------------------------------------
  CUSIP NO.         Class A     21036P 10 8
                    Class B     21036P 20 7
  --------------------------------------------------

  ---------- -------------------------------------------------------------------
       1     Names of Reporting Persons
             IRS Identification Nos. of above Persons (Entities Only)
             The Stockholders Group described in Item 2
  ---------- -------------------------------------------------------------------
       2     Check the Appropriate Box if a Member of a Group*
                                                           (A)      |X|
                                                           (B)      |_|
  ---------- -------------------------------------------------------------------
       3     SEC Use Only
  ---------- -------------------------------------------------------------------
       4     Source of Funds
             OO
  ---------- -------------------------------------------------------------------
       5     Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                            |_|
  ---------- -------------------------------------------------------------------
       6     Citizenship or Place of Organization
             Not Applicable
  ---------- -------------------------------------------------------------------
       Number of          7    Sole Voting Power
         Shares                Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Beneficially        8    Shared Voting Power
        Owned by               Class A Shares    973,957
                               Class B Shares    5,667,742
                      -------- -------------------------------------------------
          Each            9    Sole Dispositive Power
       Reporting               Class A Shares    0
                               Class B Shares    0
                      -------- -------------------------------------------------
      Person with        10    Shared Dispositive Power
                               Class A Shares    973,957
                               Class B Shares    5,667,742
  ------------------- -------- -------------------------------------------------
       11       Aggregate Amount Beneficially Owned by Reporting Person
                Class A Shares       973,957 (6,641,699 if Class B Shares were
                                     converted)
                Class B Shares       5,667,742
  ------------ -----------------------------------------------------------------
       12       Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares                                     |_|
  ------------ -----------------------------------------------------------------
       13       Percent of Class Represented by Amount in Row (11)
                Class A Shares       2.6% (15.3% if Class B Shares were
                                     converted)
                Class B Shares       93.3%
  ------------ -----------------------------------------------------------------
       14       TYPE OF REPORTING PERSON
                OO
  ------------ -----------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The classes of equity securities to which this Amendment No. 1 to
Schedule 13D (this "Amendment") relates are the Class A Common Stock, par value $0.01 (the "Class A Stock"), and the Class B Common Stock, par value $0.01 (the "Class B Stock"), of Constellation Brands, Inc., a Delaware corporation with its principal offices at 300 WillowBrook Office Park, Fairport, New York 14450 (the "Company"). The Company was formerly known as Canandaigua Wine Company, Inc. and Canandaigua Brands, Inc.

ITEM 2.  IDENTITY AND BACKGROUND.

         This amendment No. 1 to Schedule 13D is being filed by Richard Sands, Robert Sands, Marilyn Sands, CWC Partnership-I, a New York general partnership ("CWCP-I"), a Trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands (the "Marital Trust"), a Trust for the benefit of the grandchildren of Marvin and Marilyn Sands (the "Grandchildrens' Trust"), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 (collectively, the "Reporting Persons"). The stockholders group (the "Group") is comprised of Richard Sands, Robert Sands, CWCP-I, CWC Partnership-II, a New York general partnership ("CWCP-II") and the Grandchildrens' Trust.

         This Schedule 13D amends and restates the Schedule 13D filed by Marvin Sands, Marilyn Sands, Richard Sands, Robert Sands, Laurie Sands, the Grandchildrens' Trust and four trusts of which Marilyn Sands was trustee (the "GRITs") in October, 1993 with respect to transactions on June 17 and 29, 1993 (the "Original Filing"). The reporting persons in the Original Filing are referred to in this Amendment as the "Original Reporting Persons." The Group for purposes of this Amendment is comprised of fewer members than the group reported in the Original Filing because the Affiliates Agreement (which was filed as an exhibit to the Original Filing) which provided the basis for a portion of the former group has terminated or expired in accordance with its terms.

         Certain information with respect to the Reporting Persons and Group Members is set forth below:

         1.   Richard Sands
              a.   Principal Occupation:             Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer of the
                                                     Company
              b.   Citizenship:                      United States

         2.   Robert Sands
              a.   Principal Occupation:             Group President of the
                                                     Company
              b.   Citizenship:                      United States

         3.   Marilyn Sands
              a.   Principal Occupation:             Retired
              b.   Citizenship:                      United States

         4.   CWC Partnership-I
              a.   State of Organization:            New York (a general
                                                     partnership)
              b.   Principal Business:               Investing

         5. Trust for the benefit of Andrew Stern, M.D. under the will of Laurie Sands
              a.   State of Organization:            New York
              b.   Principal Business:               Administration of Trust
                                                     Assets

         6.   Trust for the Benefit of the Grandchildren of Marvin and Marilyn
              Sands
              a.   State of Organization:            New York
              b.   Principal Business:               Administration of Trust
                                                     Assets

         7.   The Group
              a.   State of Organization:            Not Applicable
              b.   Principal Business:               Investing

         8.   CWC Partnership-II
              a.   State of Organization:            New York (a general
                                                     partnership)
              b.   Principal Business:               Investing

         The principal office address or business address of each of the Reporting Persons and Group Members is 300 WillowBrook Office Park, Fairport, New York 14450. None of the Reporting Persons or Group Members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable with respect to the current transaction described in
Section 4 or with respect to any intervening transactions described in Section 4 that were gifts or dispositions. With respect to the intervening transactions described in Section 4 that were not gifts or dispositions, acquired shares would have been purchased with personal funds of the purchaser, on margin, with proceeds of borrowings, or a combination of the foregoing.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Current Transaction. The current transaction being reported is the sale by R, R, M & C Partners, L.L.C., a Missouri limited liability company (the "LLC"), and M, L, R & R, a New York general partnership ("MLR&R"), of an aggregate of 2,150,000 shares of Class A Stock in a registered, underwritten public offering (the "Offering") at a public offering price of $38.75 per share. Richard Sands and Robert Sands are each 50% owners of and the only directors or officers of R, R, M & C Management Corporation, a Missouri corporation (the "General Partner"), the General Partner is the sole general partner of R, R, M & C Group, L.P., a Missouri limited partnership (the "Partnership"), and the Partnership is the sole manager and sole member of the LLC. Richard Sands, Robert Sands and CWCP-I are general partners of MLR&R. The LLC, the General Partner, the Partnership and MLR&R have filed a separate Schedule 13D and an amendment thereto regarding the current transaction being reported on this Amendment and the transactions through which the LLC obtained the Class A Stock sold in the offering.

         Of the 2,150,000 shares of Class A Stock sold in the Offering, the LLC sold 2,002,002 shares and MLR&R sold 147,998 shares. The LLC obtained the shares of Class A Stock sold by it in the offering through the following transactions:
(a) on August 28, 2001 (i) each of Richard Sands and Robert Sands contributed 1,001 shares of Class A Stock to the General Partner and received one-half of the issued and outstanding stock of the General Partner, (ii) the General Partner Contributed 2,002 shares of Class A Stock to the Partnership and received a 0.1% general partnership interest in the Partnership, and (iii) each of Richard Sands, Robert Sands, Marilyn Sands and CWCP-I contributed 500,000 shares of Class A Stock to the Partnership and received a 24.975% limited partnership interest in the Partnership, (b) on August 31, 2001, the Partnership Contributed all 2,002,002 shares of Class A Stock to the LLC. MLR&R had previously acquired the shares of Class A Stock sold by it in the Offering in certain of the intervening transactions described below, and (c) on September 21, 2001, each of Richard Sands, Robert Sands, Marilyn Sands and CWCP-I assigned their respective limited partnership interests in the Partnership to certain charitable remainder trusts.

         Intervening Transactions. Between the date of the Original Filing and the transactions described above, the transactions described below occurred and affected the beneficial ownership of the Reporting Persons, the Group Members or the Original Reporting Persons (collectively, the "Covered Persons"):

     o On November 15, 1993, certain of the Covered Persons and their spouses converted the Company's 7% Convertible Subordinated Debentures due 2011 then held by them into the following number of shares of Class A Stock: Marvin Sands - 60,372; Marilyn Sands - 16,739; Richard Sands - 57,683; Robert Sands - 57,738; Laurie Sands - 57,738; the former spouse of Richard Sands - 3,402; the spouse of Robert Sands - 2,194; and the spouse of Laurie Sands - 2,194.

     o On January 1, 1994, Marvin Sands contributed 160,000 shares of Class A Stock to a unitrust, each of Richard Sands and Robert Sands contributed 200,000 shares to unitrusts, and Laurie Sands gave 200,000 shares of Class A Stock to her spouse who contributed them to a unitrust. These 760,000 shares of Class A Stock were sold by the unitrusts over a period of time in transactions exempt from registration pursuant to Rule 144 or were contributed by the unitrusts to the Mac and Sally Sands Foundation, Incorporated, a Virginia corporation (the "Sands Foundation").

     o On January 26 and 27, 1994, Marilyn Sands and the spouses of other Covered Persons acquired the following number of shares of Class A Stock in open market purchases: Marilyn Sands - 700; former spouse of Richard Sands - 4,678; spouse of Robert Sands - 14,242; and spouse of Laurie Sands - 18,830.

     o On January 17, 1995, each of Richard Sands, Robert Sands and Laurie Sands contributed shares of Class A Stock and Class B Stock to CWCP-I. Each of Richard

              Sands and Robert Sands contributed 1,545 shares of Class A Stock and 3,395 shares of Class B Stock to CWCP-I. Laurie Sands contributed 305,861 shares of Class A Stock and 672,174 shares of Class B Stock to CWCP-I. In addition, Laurie Sands contributed her interest in MLR&R to CWCP-I and each of Richard Sands and Robert Sands contributed .0505% of their respective interests in MLR&R to CWCP-I. Laurie Sands contributed her remainder interest in 262,500 shares subject to a life estate of Marilyn Sands and her interest as a beneficiary under the GRITs to CWCP-II, and Robert Sands transferred 1.01% of his remainder interest in 262,500 shares subject to Marilyn Sands' life estate and 1.01% of his interest as a beneficiary under the GRITs to the Robert Sands Descendants Trust which, in turn, contributed such reminder and beneficial interests to CWCP-II. As a result of Laurie Sands' death in 1995, her interests in CWCP-I and CWCP-II were transferred to the Marital Trust and certain trusts for the benefit of her children in accordance with her will.

     o On January 26, 1996, Marvin Sands acquired 13,145 shares of Class A Stock in an open market purchase, Richard Sands and Robert Sands each acquired 16,408 shares of Class A Stock in open market purchases, and the Sands Foundation, acquired 10,431 shares of Class A Stock in an open market purchase.

     o Between October 17, 1996 and October 25, 1996, the following persons acquired the following number of shares of Class A Stock in open market purchases: Marvin Sands - 9,832; Robert Sands - 1,075; the current spouse of Richard Sands - 1,787; the spouse of Robert Sands - 3,842; and MLR&R - 47,516.

     o On April 6, 1999, Marvin Sands contributed 26,579 shares of Class A Stock and 101,850 shares of Class B Stock to The Marvin Sands Master Trust (the "Master Trust"). Prior to his death on August 28, 1999, Marvin Sands also transferred his interest in MLR&R to the Master Trust. On August 29, 1999, the Master Trust transferred 26,579 shares of Class A Stock and 83,421 shares of Class B Stock to MLR&R.

     o Richard Sands gave 5,000 shares of Class A Stock to charity on each of December 13, 1998, December 22, 1999, December 20, 2000 and April 6, 2001. Robert Sands gave 2,000 shares of Class A Stock to the Sands Foundation on each of December 31, 1998 and December 20, 2000.

     o The GRITs expired by their terms on November 18, 1993, 1995, 1997 and 1999. The shares of Class B Stock held by the GRITs were distributed to: Richard Sands - 92,250; Robert Sands - 91,546; Laurie Sands - 22,500; and CWCP-II - 70,454.

     o The Covered Persons made and received gifts of shares of Class A Stock throughout the period between the Original Filing and this Amendment. The net increase or (decrease) in the number of shares of Class A Stock resulting from gifts during this period with respect to each of the Covered Persons and their spouses are as follows: Marvin Sands - (1,395); Marilyn Sands - (13,607); Richard Sands - 780; Robert Sands - 780; Laurie Sands - 602; former spouse of Richard Sands - 1,965; current spouse of Richard Sands - 178; spouse of Robert Sands - 2,662; spouse of Laurie Sands - 2,128.

     o On May 14, 2001, the Company effected a two-for-one stock split in the form of a stock dividend which was distributed to stockholders of record as of April 30, 2001. Accordingly, each of the Covered Persons and their spouses received one share of Class A Stock for each share of Class A Stock held by them on April 30, 2001 and one share of Class B Stock for each share of Class B Stock held by them on April 30, 2001.

     o Some of the shares of Class A Stock reported in the Original Filing as being beneficially owned by the Original Reporting Persons were reported as such because they were held in accounts in which such Original Reporting Persons were joint tenants. Such accounts were established in error and have been corrected. Accordingly, the following Original Reporting Persons no longer have beneficial ownership of the following number of shares of Class A Stock: Richard Sands - 17,288; Robert Sands - 17,288; Marilyn Sands - 2,280; and Laurie Sands - 17,288.

In the descriptions above, references to the spouse of a Covered Person include any transactions by the spouse of the Covered Person as custodian for the minor children of the Covered Person or their spouse. Any transactions by the former spouse of Richard Sands on or after May 9, 1996, the day their divorce decree became final, are not described above. Also, transactions by the spouse of Laurie Sands after her death are not described above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The table below sets forth the shares of Class A Stock and Class B Stock beneficially owned by each Reporting Person and Group Member. The percentages of ownership were calculated on the basis of 37,291,021 shares of Class A Stock and 6,074,445 shares of Class B Stock outstanding as of the close of business on October 8, 2001. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder. Of the Original Reporting Persons, Laurie Sands and the GRITs no longer own any shares of Class A Stock or Class B Stock and are accordingly omitted from this Amendment. In addition, Marilyn Sands no longer owns more than 5% of the outstanding Class A Stock or Class B Stock.

                                      -15-


-----------------------------------------------------------------------------------------------------------------
                                                               AMOUNT AND NATURE
                                                          OF BENEFICIAL OWNERSHIP (1)
                                           ----------------------------------------------------------
                                             SOLE POWER TO       SHARED POWER TO                     PERCENT OF
BENEFICIAL OWNER                            VOTE OR DISPOSE      VOTE OR DISPOSE         TOTAL       CLASS (1)
-----------------------------------------------------------------------------------------------------------------
CLASS A STOCK:
-----------------------------------------------------------------------------------------------------------------

   Richard Sands                                  398,302(2)           147,356(2)          545,658      1.5%
-----------------------------------------------------------------------------------------------------------------

   Robert Sands                                   428,299(3)           147,356(3)          575,655      1.5%
-----------------------------------------------------------------------------------------------------------------

   Marilyn Sands                                1,078,106(4)            29,454(5)        1,107,560      3.0%
-----------------------------------------------------------------------------------------------------------------

   CWCP-I                                            --                118,094(6)          118,094      0.3%
-----------------------------------------------------------------------------------------------------------------

   The Marital Trust                                 --                118,094(7)          118,094      0.3%
-----------------------------------------------------------------------------------------------------------------

   The Group                                         --                973,957(8)          973,957      2.6%
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------

 CLASS B STOCK:
-----------------------------------------------------------------------------------------------------------------

   Richard Sands                                1,477,058            2,715,036(2)        4,192,094     69.0%
-----------------------------------------------------------------------------------------------------------------

   Robert Sands                                 1,475,648            2,715,036(3)        4,190,684     69.0%
-----------------------------------------------------------------------------------------------------------------

   Marilyn Sands                                    9,000              203,700(5)          212,700      3.5%
-----------------------------------------------------------------------------------------------------------------

   CWCP-I                                            --              1,524,770(6)        1,524,770     25.1%
-----------------------------------------------------------------------------------------------------------------

   The Marital Trust                                 --              1,665,678(7)        1,665,678     27.4%
-----------------------------------------------------------------------------------------------------------------

   The Grandchildrens' Trust                         --              1,012,500(9)        1,012,500     16.7%
-----------------------------------------------------------------------------------------------------------------

   CWCP-II                                           --                140,908(10)         140,908      2.3%
-----------------------------------------------------------------------------------------------------------------

   The Group                                         --              5,667,742(8)        5,667,742     93.3%
-----------------------------------------------------------------------------------------------------------------

-----------------------------

(1) The number of shares and the percentage of ownership set forth in the Class A Stock table includes the number of shares of Class A Stock that can be purchased by exercising stock options that are exercisable on October 8, 2001 or become exercisable within 60 days thereafter ("presently exercisable"). Such number does not include the number of option shares that may become exercisable within sixty (60) days of October 8, 2001 due to certain acceleration provisions in certain awards, which accelerations cannot be foreseen on the date of this Amendment. Such number also does not include the shares of Class A Stock issuable pursuant to the conversion feature of the Class B Stock beneficially owned by each person. The number of shares and percentage of ownership assuming conversion of Class B Stock into Class A Stock are contained in the footnotes. For purposes of calculating the percentage of ownership of Class A Stock in the table and in the footnotes, additional shares of Class A Stock equal to the number of presently exercisable options and, as appropriate, the number of shares of Class B Stock owned by each person are assumed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act. Where the footnotes reflect shares of Class A Stock as being included, such shares are included only in the Class A Stock table and where the footnotes reflect shares of Class B Stock as being included, such shares are included only in the Class B Stock table. See Item 6 of this Amendment for a description of the various relationships between the Reporting Persons and Group Members.

(2) The amount reflected as shares of Class A Stock over which Richard Sands has the sole power to vote or dispose includes 297,613 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands. The amounts reflected as shares over which Mr. Sands shares power to vote or dispose include, as applicable, 117,902 shares of Class A Stock and 1,357,928 shares of Class B Stock owned by CWCP-I, 36,858 shares of Class B Stock owned by the Master Trust, 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by MLR&R, 140,908 shares of Class B Stock owned by CWCP-II, 1,012,500 shares of Class B Stock owned by the Grandchildrens' Trust, and 29,262 shares of Class A Stock owned by the Sands Foundation. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 3,930 shares of Class A Stock owned by Mr. Sands' wife, the remainder interest Mr. Sands has in 358,334 of the 1,075,002 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (4) below or the remainder interest of CWCP-II in 361,953 of such shares. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 4,737,752 shares of Class A Stock, representing 11.3% of the outstanding Class A Stock after such conversion.

(3) The amount reflected as shares of Class A Stock over which Robert Sands has the sole power to vote or dispose includes 293,346 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands. The amounts reflected as shares over which Mr. Sands shares power to vote or dispose include, as applicable, 117,902 shares of Class A Stock and 1,357,928 shares of Class B Stock owned by CWCP-I, 36,858 shares of Class B Stock owned by the Master Trust, 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by MLR&R, 140,908 shares of Class B Stock owned by CWCP-II, 1,012,500 shares of Class B Stock owned by the Grandchildrens' Trust, and 29,262 shares of Class A Stock owned by the Sands Foundation. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I and MLR&R and his beneficial interest in the Master Trust. The amounts reflected do not include 45,880 shares of Class A Stock owned by Mr. Sands' wife, individually and as custodian for their minor children, the remainder interest Mr. Sands has in 354,715 of the 1,075,002 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (4) below or the remainder interest of CWCP-II in 361,953 of such shares. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 4,766,339 shares of Class A Stock, representing 11.4% of the outstanding Class A Stock after such conversion.

(4) With respect to 1,075,002 shares of the 1,078,106 shares of Class A Stock, Marilyn Sands is the beneficial owner of a life estate which includes the right to receive income from and the power to vote and dispose of such shares. The remainder interest in such shares is held by Richard Sands, Robert Sands and CWCP-II.

(5) The amounts reflected include, as applicable, 29,262 shares of Class A Stock owned by the Sands Foundation, 36,858 shares of Class B Stock owned by the Master Trust, and 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by MLR&R. Ms. Sands disclaims beneficial ownership with respect to all shares owned by the Sands Foundation and with respect to all of the other foregoing shares except to the extent of her beneficial interest in the Master Trust. Assuming the conversion of Class B Stock beneficially owned by Ms. Sands into Class A Stock, Ms. Sands would beneficially own 1,320,260 shares of Class A Stock, representing 3.5% of the outstanding Class A Stock after such conversion.

(6) The amounts reflected include, as applicable, 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by MLR&R. The shares owned by CWCP-I are included in the number of shares beneficially owned by Richard Sands and Robert Sands, the Marital Trust and the Group. Assuming the conversion of Class B Stock beneficially owned by CWCP-I into Class A Stock, CWCP-I would beneficially own 1,642,864 shares of Class A Stock, representing 4.2% of the outstanding Class A Stock after such conversion.

(7) The amounts reflected include, as applicable, 117,902 shares of Class A Stock and 1,357,928 shares of Class B Stock owned by CWCP-I, 140,908 shares of Class B Stock owned by CWCP-II, and 192 shares of Class A Stock and 166,842 shares of Class B Stock owned by MLR&R. The Marital Trust disclaims beneficial ownership with respect to all of the foregoing shares except to the extent of its ownership interest in CWCP-I and CWCP-II. The amounts reflected do not include the remainder interest CWCP-II has in 361,953 of the 1,075,002 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (4) above. The Marital Trust disclaims beneficial ownership with respect to all such shares except to the extent of its ownership interest in CWCP-II. Assuming the conversion of Class B Stock beneficially owned by the Marital Trust into Class A Stock, the Marital Trust would beneficially own 1,783,772 shares of Class A Stock, representing 4.6% of the outstanding Class A Stock after such conversion.

(8) Assuming the conversion of Class B Stock beneficially owned by the Group into Class A Stock, the Group would beneficially own 6,641,699 shares of Class A Stock, representing 15.3% of the outstanding Class A Stock after such conversion.

(9) The shares owned by the Grandchildrens' Trust are included in the number of shares beneficially owned by Richard Sands, Robert Sands and the Group. Assuming the conversion of Class B Stock beneficially owned by the Grandchildrens' Trust into Class A Stock, the Grandchildrens' Trust would beneficially own 1,012,500 shares of Class A Stock, representing 2.6% of the outstanding Class A Stock after such conversion.

(10) The shares owned by CWCP-II are included in the number of shares beneficially owned by Richard Sands and Robert Sands, the Marital Trust and the Group. Assuming the conversion of Class B Stock beneficially owned by CWCP-II into Class A Stock, CWCP-II would beneficially own 140,908 shares of Class A Stock, representing 0.4% of the outstanding Class A Stock after such conversion.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Richard Sands and Robert Sands are the managing partners of CWCP-I and trustees of the managing partner of CWCP-II. The Marital Trust is a partner of CWCP-I and CWCP-II and owns a majority in interest of the CWCP-I and CWCP-II partnership interests. Richard Sands and Robert Sands are the special voting trustees of the Marital Trust and, as such, exercise the rights of the Marital Trust with respect to CWCP-I. The other partners of CWCP-I and CWCP-II are trusts for the benefit of Laurie Sands' children. Richard Sands, Robert Sands and Marilyn Sands are the trustees of, and Richard Sands and Robert Sands are beneficiaries of, the Master Trust. Richard Sands, Robert Sands, CWCP-I and the Master Trust are general partners of MLR&R. Richard Sands and Robert Sands are co-trustees of the Grandchildrens' Trust. Richard Sands, Robert Sands and Marilyn Sands are directors of the Sands Foundation, and Richard Sands and Robert Sands are officers of the Sands Foundation. Richard Sands and Robert Sands are brothers and the sons of Marilyn Sands. The relationships between Richard Sands, Robert Sands, the LLC, the Partnership and the General Partner described in Item 4 are incorporated into this Item 6 by reference.

         The basis for the Group consists of: (i) a Stockholders Agreement among Richard Sands, Robert Sands and CWCP-I, a copy of which was filed with the Original Filing and copies of amendments to which are being filed as Exhibit 99-2 to this Amendment, and (ii) the fact that the familial relationship between Richard Sands and Robert Sands, their actions in working together in the conduct of the business of the Company and their capacity as partners and trustees of the other members of the Group may be deemed to constitute an agreement to "act in concert" with respect to the Company's shares. The members of the Group disclaim that an agreement to act in concert exists. Except with respect to the shares subject to the Stockholders Agreement, the shares owned by CWCP-I and CWCP-II and the shares held by the Grandchildrens' Trust and the Master Trust, no member of the Group is required to consult with any other member of the Group with respect to the voting or disposition of any shares of the Company. In accordance with the terms of their governing documents, any action with respect to the shares owned by CWCP-I and CWCP-II and the shares held by the Grandchildrens' Trust must be taken by both Richard Sands and Robert Sands and any action with respect to the shares owned by the Master Trust must be taken by all of Richard Sands, Robert Sands and Marilyn Sands.

         Marilyn Sands has pledged 1,075,002 shares of Class A Stock to The Chase Manhattan Bank, and Richard Sands, Robert Sands and CWCP-I have pledged the following shares of Class B Stock to The Chase Manhattan Bank: Richard Sands
- 111,500 shares; Robert Sands - 110,825 shares; and CWCP-I - 628,124 shares. In the event of a default under the loans secured by these pledges, The Chase Manhattan Bank will have the right to vote and sell the pledged shares subject to certain protections afforded to the pledgors. Certain of the shares of Class A Stock and Class B Stock may from time to time be held by the Reporting Persons or Group Members in margin accounts. If there were a margin call under such a margin account or the Reporting Person or Group Member defaulted under the terms of such a margin account, the broker with whom such margin account has been established may have the right to sell the shares of Class A Stock or Class B Stock held in such margin account.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99-1 Joint Filing Agreement among the Reporting Persons and Group Members dated October 18, 2001

         Exhibit 99-2 Documents permitting the transfer of shares to CWCP-I and adding CWCP-I as a party to the Stockholders Agreement among Richard Sands, Robert Sands and Laurie Sands.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Dated: October 18, 2001                               /s/ Richard Sands
                                     -------------------------------------------
                                                        Richard Sands


Dated: October 18, 2001                               /s/ Robert Sands
                                     -------------------------------------------
                                                        Robert Sands


Dated: October 18, 2001                               /s/ Marilyn Sands
                                     -------------------------------------------
                                                        Marilyn Sands


Dated: October 18, 2001              CWC Partnership-I


                                     By:  /s/ Richard Sands
                                        ----------------------------------------
                                           Richard Sands, Co-Managing Partner


                                     By: /s/ Robert Sands
                                        ----------------------------------------
                                           Robert Sands, Co-Managing Partner


Dated: October 18, 2001              Trust for the benefit of Andrew Stern, M.D.
                                     under Article "FIFTH (D)" of the Will of Laurie Sands


                                     By:  /s/ Richard Sands
                                          --------------------------------------
                                           Richard Sands, Special Voting Trustee


                                     By:  /s/ Robert Sands
                                          --------------------------------------
                                           Robert Sands, Special Voting Trustee

Dated: October 18, 2001              Trust for the benefit of the Grandchildren
                                     of Marvin and Marilyn Sands


                                     By:  /s/ Richard Sands
                                        ----------------------------------------
                                           Richard Sands, Special Voting Trustee


                                     By:  /s/ Robert Sands
                                        ----------------------------------------
                                           Robert Sands, Special Voting Trustee


Dated: October 18, 2001              CWC Partnership-II*


                                     By:    The 1995 Robert Sands Descendants
                                            Trust


                                            By:  /s/ Richard Sands
                                               ---------------------------------
                                                 Richard Sands, Family Trustee


                                            By:  /s/ Robert Sands
                                               ---------------------------------
                                                 Robert Sands, Family Trustee




* Executed by this person solely in such person's capacity as a member of the Group described in this Amendment.